February 12, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Jennifer Monick
           Mark Rakip
           John Coleman
           Craig Arakawa
Re:     Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed December 18, 2024
           Response dated October 22, 2024
           File No. 001-13357
Ladies and Gentlemen:
This letter sets forth the response of Royal Gold, Inc. (the “Company”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated February 4, 2025, with respect to the above-referenced Form 8-K. The Company has amended the Form 8-K in response to the Staff's comment. For your convenience, the Staff’s comment is set forth in bold and italics below, followed by the Company’s response.
Form 8-K Filed December 18, 2024
Item 7.01 Regulation FD Disclosure, page 1
1.       We note that you have furnished resource and reserve disclosure in your Form 8-K filed on December 18, 2024. Please address the following with respect to the resource and reserve disclosure.
•We note your disclosure regarding third party information states that information in the report is "based primarily on information publicly disclosed by operators of these properties and information available in the public domain." Please expand your disclosure to further define what is meant by "primarily" and identify the information that resides outside of this definition. Your revised disclosure should identify information that is based on information that is publicly available and provide details of the source, quantity, and availability of information that is not primarily available in the public domain and how this information was obtained.

Securities and Exchange Commission
February 12, 2025

Company Response:
We have revised the disclosure under the heading "Third-party Information" in the Form 8-K in response to the comment.
•The resource and reserve information furnished in the report is not directly reconcilable to S-K 1300, nor is it compliant with S-K 1300; therefore, disclosure stating that the information cannot be included in your documents filed with the United States Securities and Exchange Commission should be prominently disclosed in the report.
Company Response:
We have added disclosure responsive to the comment under the heading "Mineral Reserves and Mineral Resources" in the Form 8-K.
•We note that the resource and reserve estimates presented in the tables have been prepared under multiple reporting codes and as of various dates. Additionally some of the resource and reserve numbers are based on your attributable interest, whereas others are not. Due to these inconsistencies in reporting of the resources and reserves, please revise to remove the total numbers from the tables.
Company Response:
We have revised Exhibit 99.1 to the Form 8-K to remove the total numbers from the tables.
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Please do not hesitate to contact me at (303) 573-1660 with any questions or further comments you may have.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer